                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                   SCHEDULE 13D


                     Under the Securities Exchange Act of 1934



                           TRIANGLE PHARMACEUTICALS, INC.
                    ------------------------------------------
                                 (Name of Issuer)


                                   Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)


                                    89589H 10 4
                     -----------------------------------------
                                  (CUSIP NUMBER)


                               Linda E. Ransom, Esq.
                          Donovan Leisure Newton & Irvine
                               30 Rockefeller Plaza
                             New York, New York  10112
                                  (212) 632-3350
             --------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                 November 1, 1996
             --------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)



           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Check the following box if a fee is being paid with this statement [ ].

           CUSIP No. 89589H 10 4
                     -----------
           -----------------------------------------------------------------
           1.   Name of Reporting Person
                S.S. or I.R.S. Identification No. of Above Person

                George McFadden
                ###-##-####
           -----------------------------------------------------------------
           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a) [ ]
                (b) [ ]
           -----------------------------------------------------------------
           3.   SEC Use Only

           -----------------------------------------------------------------
           4.   Source of Funds (See Instructions)

                OO
           -----------------------------------------------------------------
           5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                      -------
           -----------------------------------------------------------------
           6.   Citizenship or Place of Organization

                United States of America
           -----------------------------------------------------------------
           Number of         7.   Sole Voting Power
           Shares                 700,000
                                  ------------------------
           Beneficially      8.   Shared Voting Power
           Owned by               1,615,000
                                  ------------------------
           Each Reporting    9.   Sole Dispositive Power
           Person With            700,000
                                  ------------------------
                             10.  Shared Dispositive Power
                                  1,615,000
                                  ------------------------
           -----------------------------------------------------------------
           11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                2,315,000
           -----------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                          -------
           -----------------------------------------------------------------

           13.  Percent of Class Represented by Amount in Row (11)

                13.4%
           -----------------------------------------------------------------
           14.  Type of Reporting Person (See Instructions)

                IN
           -----------------------------------------------------------------

           Item 1.   Security and Issuer.
           ------    -------------------

                     This statement on Schedule 13D relates to shares of

           the Common Stock, par value $0.001 per share (the "Common

           Stock"), of Triangle Pharmaceuticals, Inc., a Delaware

           corporation ("Triangle").  The address of Triangle's

           principal executive offices is 4 University Place, 4611

           University Drive, Durham, North Carolina 27707.


           Item 2.   Identity and Background.
           ------    -----------------------

                     This statement on Schedule 13D is filed on behalf

           of George McFadden.  Mr. McFadden's principal occupation is general partner of McFadden Brothers, the principal business of which is investments.  Mr. McFadden's business address,

           and the address of the principal office of McFadden Brothers,

           is 745 Fifth Avenue, Suite 1400, New York, New York 10151.

                     During the last five years, Mr. McFadden has not

           been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a

           civil proceeding of a judicial or administrative body of

           competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. McFadden is a

           citizen of the United States of America.

           Item 3.   Source and Amount of Funds or Other Consideration.
           ------    -------------------------------------------------

                     The shares of the Common Stock of Triangle reported

           herein as being directly held by Mr. McFadden were acquired by him upon the automatic conversion of Series A and Series B

           Preferred Stock of Triangle upon the initial public offering of the Common Stock of Triangle on November 1, 1996 (the

           "Initial Public Offering").


           Item 4.   Purpose of the Transaction.
           ------    --------------------------

                     The acquisition of shares of the Common Stock of

           Triangle reported herein were made to acquire an equity

           interest in Triangle as an investment.  Mr. McFadden is a

           director of Triangle.  Therefore, he regularly consults with the management of Triangle concerning the business and

           affairs of Triangle and his equity interest therein.  Mr.

           McFadden may from time to time, depending upon market

           conditions, the state of affairs of Triangle and of the

           businesses in which it is engaged and other factors, acquire additional shares of the Common Stock of Triangle, subject to applicable laws and to the availability of shares at prices deemed favorable by Mr. McFadden.  Alternatively, Mr.

           McFadden may dispose of shares of the Common Stock of

           Triangle.  Mr. McFadden will continue to consider his equity interest in Triangle and reserves the right to formulate such plans or proposals, and to take such action, as may seem

           appropriate in the circumstances existing at any future date.

                     Except as set forth above, Mr. McFadden has no

           present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a)

           through (j) of Item 4 of Schedule 13D.


           Item 5.   Interest in Securities of the Issuer.
           ------    ------------------------------------

                     (a)  As of November 10, 1996, Mr. McFadden

           beneficially owned 2,315,000 shares of the Common Stock of

           Triangle, or approximately 13.4% of the 17,235,238

           outstanding shares of Common Stock of Triangle, as reported in the prospectus dated October 31, 1996 of Triangle to be outstanding (assuming no exercise of outstanding options and warrants) after completion of the Initial Public Offering to which such prospectus relates.  Other than the purchases of shares of Common Stock of Triangle reported in Item 5(c)

           hereof, all of the shares reported herein as being

           beneficially owned by Mr. McFadden represent shares of Common

           Stock of Triangle issued upon the automatic conversion of

           Series A and Series B Preferred Stock of Triangle upon the

           Initial Public Offering.

                     (b)  Mr. McFadden has the sole power to vote or to

           direct the vote of, and sole power to dispose of or direct the disposition of, 700,000 shares of the Common Stock of

           Triangle; 400,000 of such shares are held by Mr. McFadden

           directly, 200,000 of such shares are held by McFadden

           Securities, L.P. and 100,000 of such shares are held by

           McFadden Brothers.  Mr. McFadden is general partner of each of McFadden Securities, L.P. and McFadden Brothers.

                     Mr. McFadden shares the power to vote or direct the

           vote of, or the power to dispose or direct the deposition of,

           a further 1,615,000 shares of the Common Stock of Triangle,

           as follows.  Mr. McFadden serves as co-trustee of a trust

           under the will of Alexander B. McFadden, deceased, which

           holds 600,000 shares, and as co-trustee of the Revised

           Retirement Plan for Employees of Chemical Leaman Corporation

           and Affiliated Corporations (the "Chemical Leaman Corporation

           Retirement Plan"), which holds 100,000 shares.  Mr.

           McFadden's wife, Carol O. McFadden, holds 85,000 shares

           individually, 35,000 shares as trustee under a trust dated

           March 4, 1983 for the benefit of Georgiana Elizabeth Moreton,

           and 35,000 shares as trustee under a trust dated March 11,

           1986 for the benefit of Piers Ivor P. Moreton.  Mr. McFadden holds powers of attorney with respect to 425,000 shares held by his brother John McFadden, 90,000 shares held by his

           former wife Lesley Taylor, 75,000 shares held by his former wife Lesley Taylor as custodian for Elizabeth Cutting

           McFadden until age twenty-one under the New York Uniform

           Gifts to Minors Act, and 170,000 shares held by David R.

           Hamilton as trustee under a trust dated November 6, 1995 for the benefit of Wilhelmina Josephine McFadden.  Information with respect to the foregoing persons is set forth in

           Appendix I hereto.

                     Mr. McFadden disclaims beneficial ownership of all

           shares of Common Stock of Triangle reported herein other than those which he owns directly and other than certain of the shares held by McFadden Securities, L.P., McFadden Brothers and the trust under the will of Alexander B. McFadden,

           deceased, representing Mr. McFadden's individual interest in such entities.

                     (c)  Within the last sixty days, Mr. McFadden

           became the beneficial owner of the following shares of Common

           Stock of Triangle, which were purchased for $10.00 per share by the following persons in the Initial Public Offering on

           November 1, 1996:


           McFadden Securities, L.P.                 200,000 shares

           Carol O. McFadden, trustee under
             trust dated March 4, 1983 for
             the benefit of Georgiana
             Elizabeth Moreton                        25,000 shares

           Carol O. McFadden, trustee under
             trust dated March 11, 1986 for
             the benefit of Piers Ivor
             P. Moreton                               25,000 shares

           George McFadden, Alexander
             Cushing and Mellon Bank
             Corporation, trustees
             of the trust under the
             will of Alexander B.
             McFadden, deceased                       12,000 shares

           Carol O. McFadden                           5,000 shares

           John McFadden                              25,000 shares

           Chemical Leaman Corporation
             Retirement Plan                          20,000 shares

           In addition, on November 1, 1996, the Chemical Leaman

           Corporation Retirement Plan purchased 80,000 shares of the

           Common Stock of Triangle at a purchase price per share of

           $10.9375 per share in an ordinary brokerage transaction

           effected on NASDAQ.

                     (d)  No person other than Mr. McFadden has the

           right to receive or the power to direct the receipt of

           dividends from, or the proceeds from the sale of, the shares of Common Stock of Triangle disclosed in Item 5(a) hereof,

           except as described in Item 5(b) hereof.

                     (e)  Not Applicable.


           Item 6.   Contracts, Arrangements, Understandings or
           ------    ------------------------------------------
                     Relationships with Respect to Securities of the
                     -----------------------------------------------
                     Issuer.
                     ------

                     There are no contracts, arrangements, under-

           standings or relationships (legal or otherwise) between

           Mr. McFadden and any other person with respect to any of the securities of Triangle, including, but not limited to, any contract, arrangement, understanding or relationship relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


           Item 7.   Material to be filed as Exhibits.
           ------    --------------------------------

                     Not Applicable.

                                     SIGNATURE


                     After reasonable inquiry and to the best of my

           knowledge and belief, I certify that the information set

           forth in this statement is true, complete and correct.


           Dated:  November 12, 1996




                                         /s/  George McFadden
                                         -----------------------
                                              George McFadden

                                    APPENDIX I


                Set forth below is information with respect to the persons with whom Mr. McFadden shares the power to vote or direct the vote of, or the power to dispose of or direct the deposition of, certain shares of the Common Stock of Triangle. All of the natural persons listed below are citizens of the United States of America. To the best knowledge of Mr. McFadden, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



    NAME

    Mellon Bank Corporation,              Organized in the Commonwealth
      co-trustee under the will of        of Pennsylvania
      Alexander B. McFadden,              1735 Market Street
      deceased                            Philadelphia, Pennsylvania 19101
                                          (Banking)

    Alexander Cushing,                    Chairman
      co-trustee under the will of        Squaw Valley Corp.
      Alexander B. McFadden,              1960 Squaw Valley Road
      deceased                            Olympic Valley, California 96146
                                          (Recreational facilities)

    David Boucher,                        Vice President and Chief
      co-trustee of the                     Financial Officer
      Chemical Leaman Corporation         Chemical Leaman Corporation
      Retirement Plan                     102 Pickering Way
                                          Exton, Pennsylvania  19341
                                          (Trucking)

    Gene Parkerson,                       Executive Vice President
      co-trustee of the                   Chemical Leaman Corporation
      Chemical Leaman Corporation         102 Pickering Way
      Retirement Plan                     Exton, Pennsylvania  19341
                                          (Trucking)






    Carol O. McFadden                     Homemaker

    John H. McFadden                      Partner
                                          McFadden, Pilkington & Ward
                                          City Tower
                                          40 Bafinghall Street
                                          London, England EC2V5DE
                                          (Law firm)

    Lesley Taylor                         Homemaker

    David R. Hamilton                     President and CEO
                                          Chemical Leaman Corporation
                                          102 Pickering Way
                                          Exton, Pennsylvania  19341
                                          (Trucking)
